Exhibit 99.79

Form 51–102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1                 Name and Address of Company

Grande West Transportation Group Inc.

3168 262nd Street

Aldergrove, BC, V4W 2Z6

Item 2                 Dates of Material Change

March 8, 2021

Item 3                 News Release

A news release relating to the material change was disseminated by Access Wire on March 21, 2021. The news release has also been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and is available at www.sedar.com.

Item 4                 Summary of Material Change

Grande West Transportation Group Inc. (TSXV:BUS) (OTCQX:BUSXF) (FRA:6LG) (“Grande West” or the “Company”), announced the appointment of Manuel Achadinha as Chief Operating Officer. Mr. Achadinha will succeed Jonathan Leskewich, who has transitioned to a focus on product development.

Item 5                 Full Description of Material Change

Grande West Transportation Group Inc. (TSXV:BUS) (OTCQX:BUSXF) (FRA:6LG) (“Grande West” or the “Company”), announced the appointment of Manuel Achadinha as Chief Operating Officer. Mr. Achadinha will succeed Jonathan Leskewich, who has transitioned to a focus on product development.

For over 25 years, Mr. Achadinha has built a reputation within the transportation industry for his strong work ethic, results-oriented drive and exceptional ability to forge and maintain strategic alliances. Mr. Achadinha was previously President and CEO of BC Transit from 2008 to 2018, where he led the development and implementation of BC Transit’s evolving business strategy. During his ten years as CEO, annual revenue and ridership grew to over $261 million and 51 million passengers, respectively. He represented BC Transit with riders around the province, as well as partners, businesses, government leaders and other key external groups.

Mr. Achadinha also focused on BC Transit’s sustainability efforts with a commitment to lead the growth of transit-oriented communities across the province. Previously, Mr. Achadinha served at the British Columbia Ferry Services Inc., most recently as Vice President, Terminal Operations, where he was responsible for overseeing the operation of 48 terminals along the coast of British Columbia. Prior to that, he held governmental positions with the Ministry of Finance and Corporate Relations as well as the Ministry of Employment and Investment. Mr. Achadinha holds a Bachelor of Arts, Economics and a Master of Public Information, both from the University of Victoria in British Columbia.

Item 6                 Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7                 Omitted Information

Not Applicable.

Item 8                 Executive Officer

Danial Buckle, CFO

604-607-4000

Item 9                 Date of Report

March 8, 2021.

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